IMMATICS N.V.
2201 W. HOLCOMBE BLVD.
SUITE 205
HOUSTON, TX 77030
UNITED STATES OF AMERICA

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 19, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 19, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V31863-P07461 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

IMMATICS N.V.

The Board of Directors recommends you vote FOR the following:

	Proposal	For	Against	Abstain
1.	Adoption of the statutory annual accounts for the financial year ended 31 December 2023	☐	☐	☐
2.	Discharge from liability for the members of the Company's board of directors (the "Board") with respect to the performance of their duties during the financial year ended 31 December 2023	☐	☐	☐
3.	Reappointment of Mr. M.G. Atieh as non-executive director class I	☐	☐	☐
4.	Reappointment of Mr. P.R. Carter as non-executive director class I	☐	☐	☐
5.	Appointment of Dr. E.R. Forster as non-executive director class I	☐	☐	☐
6.	Extension of the authorization of the Board to issue ordinary shares and to grant rights to subscribe for ordinary shares	☐	☐	☐
7.	Extension of the authorization of the Board to limit or exclude pre-emption rights	☐	☐	☐
8.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	☐	☐	☐
9.	Approval of the Company's 2024 stock option & incentive plan	☐	☐	☐
10.	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2024	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
Notice of Meeting, Annual Report, and Agenda are available at www.proxyvote.com.

V31864-P07461

IMMATICS N.V.
Annual General Meeting of Shareholders
June 20, 2024 16:00 CEST
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) each civil law notary and candidate civil law notary working with NautaDutilh N.V., as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of IMMATICS N.V. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 CEST on June 20, 2024, at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, or if multiple instructions are selected on the reverse side of this ballot for any single voting item, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side